

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

May 22, 2017

<u>Via E-Mail</u>
Mr. Brant Meleski
Senior Vice President and Chief Financial Officer
InfraREIT, Inc.
1807 Ross Avenue, 4th Floor
Dallas, Texas 75201

> **Re:**   **InfraREIT, Inc.**
> **Form 10-K**
> **Filed on February 28, 2017**
> **File No. 001-36822**

Dear Mr. Meleski:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

<u>Form 10-Q for the Quarterly Period Ended March 31, 2017</u>

<u>Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Reconciliations to Amounts Reported Under Generally Accepted Accounting Principles, page 22</u>

1.   We note that your non-GAAP measures include a percentage rent adjustment, which appears to adjust net earnings to recognize percentage rent on a cash basis. Please explain to us how you considered the guidance in question 100.04 of the C&DI on Non-GAAP Financial Measures when determining the propriety of these adjustments. This comment also applies to your earnings release filed on a Form 8-K dated May 4, 2017.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Peter McPhun at 202-551-3581 or the undersigned at 202-551-3438 with any questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Branch Chief
Office of Real Estate and
Commodities